UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25/A (Amendment No. 1) NOTIFICATION OF LATE FILING

SEC File Number: 000-53072

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	N/A

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

EXPLANATORY NOTE

This Amendment No. 1 to Form 12b-25 (this “Amendment”) amends the Form 12b-25 originally filed by Emmaus Life Sciences, Inc. (“we”, “our”, or “us”) on April 1, 2014 (the “Original Filing”). We are filing this Amendment to (a) uncheck the box included in Part II of Form 12b-25 and (b) amend and update the narrative disclosure required by Part III of Form 12b-25.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing.

PART I — REGISTRANT INFORMATION

Emmaus Life Sciences, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

20725 S. Western Avenue, Suite 136
Address of Principal Executive Office (Street and Number)

Torrance, CA 90501
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 1, 2014, we filed the Original Filing indicating that we were not able, without unreasonable effort or expense, to file in a timely manner our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”). At that time, we expected to file our 2013 Form 10-K within the time period permitted by Rule 12b-25. We have now determined that a restatement of our interim consolidated financial statements for the three and nine months ended September 30, 2013 is necessary, as reported in our Current Report on Form 8-K filed on the date hereof. We were unable to complete and file the 2013 Form 10-K within the time period permitted by Rule 12b-25 due to additional delays resulting from our ongoing review of accounting matters relating to certain transactions in the quarter ended September 30, 2013 and prior periods. We are working diligently to resolve these matters and complete the work necessary to file the 2013 Form 10-K as soon as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Emmaus Life Sciences, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 15, 2014	By	/s/Peter B. Ludlum
Peter B. Ludlum
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).